UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TARGET HOSPITALITY CORP.
(Name of Subject Company and Filing Person (Issuer))
Warrants to Purchase Common Stock
(Title of Class of Securities)
87615L115
(CUSIP Number of Class of Securities)
Heidi D. Lewis
Executive Vice President, General Counsel and Secretary
Target Hospitality Corp.
9320 Lakeside Boulevard, Suite 300
The Woodlands, TX 77381
(800) 832-4242
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Jeffrey J. Pellegrino
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
(212) 610-6300
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Target Hospitality Corp. (the “Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to an offer by the Company to each of its warrant holders described below to receive 0.37 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company in exchange for every outstanding Warrant (as defined below) of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated November 18, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).
The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address. The name of the issuer is Target Hospitality Corp. The Company’s principal executive offices are located at 9320 Lakeside Boulevard, Suite 300, the Woodlands, TX 77381 and its telephone number at such offices is (800) 832-4242.
(b) Securities. The subject securities include:
(i) the Public Warrants that were issued as part of the units offered in Platinum Eagle’s initial public offering (“IPO”), pursuant to the warrant agreement dated January 11, 2018, between Continental Stock Transfer & Trust Company, as warrant agent, and Platinum Eagle. Registered warrant holders are entitled to purchase one share of the Company’s Common Stock for a purchase price of $11.50, subject to adjustment, at any time; and
(ii) the Company’s warrants to purchase Common Stock that were issued in a private placement that occurred simultaneously with Platinum Eagle’s initial public offering (the “Private Warrants”), pursuant to the Warrant Agreement. The terms of the Private Warrants are identical to the Public Warrants, except that such Private Warrants, so long as they are still held by the initial holders, their affiliates or certain permitted transferees may be exercised for cash or on a cashless basis and are not redeemable by us.
The Public Warrants and Private Warrants are referred to collectively herein as the “Warrants.” As of November 15, 2022, there were an aggregate of 16,166,549 Warrants outstanding.
(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Market Price, Dividends and Related Shareholder Matters” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s directors and executive officers as of November 15, 2022 are listed in the table below.

Name	Position
Stephen Robertson	Director (non-executive chairman)
Jeff Sagansky	Director
Martin Jimmerson	Director
Joy Berry	Director
Barbara J. Faulkenberry	Director
Pamela H. Patenaude	Director
Linda Medler	Director
Brad Archer	President, Chief Executive Officer and Director
Eric T. Kalamaras	Chief Financial Officer
Heidi Lewis	Executive Vice President, General Counsel & Secretary
Troy Schrenk	Chief Commercial Officer
Jason Vlacich	Chief Accounting Officer
Travis Kelley	Executive Vice President, Operations
The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Interests of Directors and Others” is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer” is incorporated herein by reference.
(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Interests of Directors and Others” is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer  — Transactions and Agreements Concerning Our Securities” and Description of Capital Stock” is incorporated herein by reference. The information set forth in the section of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022, (the “2021 10-K”) entitled “Certain Relationships and Related Person Transactions” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer  — Background and Purpose of the Offer” is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Background and Purpose of the Offer” is incorporated herein by reference.
(c) Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing stockholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its board of directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its stockholders from any such transaction.
Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq Capital Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (except to the extent the results of the Offer impact such eligibility with respect to the Warrants); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.
(b) Conditions. Not applicable.
(d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Interests of Directors and Others” is incorporated herein by reference.
(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Price, Dividends and Related Stockholder Matters — Transactions and Agreements Concerning Our Securities — Securities Transactions,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days..
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.
Item 10. Financial Statements.
(a) Financial Information. The financial information included as Item 8 in the 2021 10-K, as well as the financial statements and other financial information included as Part I — Item 1 in each of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, is incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.
(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer  — Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.
(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer  — Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.
(3) Not applicable.
(4) Not applicable.
(5) None.
(c) Not applicable.
Item 12. Exhibits.
(a) Exhibits
Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2022
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2022)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2022)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2022)
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2022)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))
(a)(5)	Not applicable
(b)	Not applicable
(d)(i)	Certificate of Incorporation of Target Hospitality Corp. (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K, filed with the SEC on March 21, 2019)
(d)(ii)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Target Hospitality Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 23, 2022)
(d)(iii)	Certificate of Validation of Platinum Eagle Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 10, 2020)
(d)(iv)	Second Amended and Restated Bylaws of Target Hospitality Corp. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K, filed with the SEC on February 28, 2022)
(d)(v)	Form of Specimen Common Stock Certificate of Target Hospitality Corp. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 21, 2019)

Exhibit No.	Description
(d)(vi)	Form of Warrant Certificate of Target Hospitality Corp. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on March 21, 2019)
(d)(vii)	Warrant Agreement between Platinum Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company, dated as of January 11, 2018 (incorporated by reference to Exhibit 4.1 to Platinum Eagle’s Current Report on Form 8-K, filed with the SEC on January 18, 2018)
(d)(viii)	ABL Credit Agreement dated March 15, 2019, by and among Arrow Bidco, LLC, Topaz Holdings LLC, Target Logistics Management, LLC, RL Signor Holdings, LLC and each of their domestic subsidiaries, and the lenders named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 21, 2019)
(d)(ix)	Earnout Agreement dated March 15, 2019 by and among the Company and the Founder Group (as defined therein) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on March 21, 2019)
(d)(x)	Escrow Agreement dated March 15, 2019 by and among the Company, the Founder Group and the escrow agent named therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on March 21, 2019)
(d)(xi)	Amended and Restated Registration Rights Agreement dated March 15, 2019 by and among the Company, Arrow Seller, the Algeco Seller and the other parties named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on March 21, 2019)
(d)(xii)	Amended and Restated Private Placement Warrant Purchase Agreement among Platinum Eagle Acquisition Corp., Platinum Eagle Acquisition LLC, Harry E. Sloan and the other parties thereto, dated as of January 16, 2018 (incorporated by reference to Exhibit 10.14 to Platinum Eagle’s Current Report on Form 8-K, filed with the SEC on January 18, 2018)
(d)(xiii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the SEC on March 21, 2019)
(d)(xiv)	Target Hospitality 2019 Incentive Award Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed with the SEC on March 21, 2019)
(d)(xv)	Employment Agreement with James B. Archer (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed with the SEC on March 21, 2019)
(d)(xvi)	Amendment to Employment Agreement with James B. Archer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 10, 2021)
(d)(xvii)	Employment Agreement with Heidi D. Lewis (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed with the SEC on March 21, 2019)
(d)(xviii)	Amendment to Employment Agreement with Heidi D. Lewis (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 13, 2020)
(d)(xix)	Second Amendment to Employment Agreement with Heidi D. Lewis (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022)
(d)(xx)	Employment Agreement with Troy Schrenk (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed with the SEC on March 21, 2019)
(d)(xxi)	Amendment to Employment Agreement with Troy Schrenk (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 1, 2021)

Exhibit No.	Description
(d)(xxii)	Second Amendment to Employment Agreement with Troy Schrenk (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on December 10, 2021)
(d)(xxiii)	Form of Executive Nonqualified Stock Option Award Agreement (2019 Awards) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 24, 2019)
(d)(xxiv)	Form of Executive Restricted Stock Unit Agreement (2019 Awards) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on May 24, 2019)
(d)(xxv)	Employment Agreement with Eric Kalamaras (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on August 15, 2019)
(d)(xxvi)	Amendment to Employment Agreement with Eric Kalamaras (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on December 10, 2021)
(d)(xxvii)	Employment Agreement with Jason Vlacich (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, filed with the SEC on August 15, 2019)
(d)(xxviii)	Amendment to Employment Agreement with Jason Vlacich (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022)
(d)(xxix)	Employment Agreement with J. Travis Kelley (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 5, 2021)
(d)(xxx)	Amendment to Employment Agreement with J. Travis Kelley (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2022)
(d)(xxxi)	Form of Executive Restricted Stock Unit Agreement (2020 Awards) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on March 6, 2020)
(d)(xxxii)	Form of Executive Nonqualified Stock Option Award Agreement (2020 Awards) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 6, 2020)
(d)(xxxiii)	Form of Restricted Stock Unit Agreement (Non-Employee Directors 2020) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 21, 2020)
(d)(xxxiv)	Form of Restricted Stock Unit Agreement (Executives — 2020 Salary Reduction) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 2, 2020)
(d)(xxxv)	Form of Restricted Stock Unit Agreement (Non-Employee Directors — 2020 Retainer Reduction) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on April 2, 2020)
(d)(xxxvi)	Form of Salary Program Termination Agreement (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 2, 2020)
(d)(xxxvii)	Form of Director Retainer Program Termination Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on October 2, 2020)
(d)(xxxviii)	Executive Restricted Stock Units Termination Agreement, dated August 5, 2020, by and between the Company and James B. Archer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 7, 2020)

Exhibit No.	Description
(d)(xxxix)	Form of Executive Restricted Stock Unit Agreement (2021 Awards) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on March 1, 2021)
(d)(xl)	Form of Executive Stock Appreciation Rights Award Agreement (2021 Awards) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on March 1, 2021)
(d)(xli)	Form of Restricted Stock Unit Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 19, 2021)
(d)(xlii)	Form of Executive Restricted Stock Unit Agreement (2022 Awards) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 28, 2022)
(d)(xliii)	Form of Executive Performance Unit Agreement (2022 Awards) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on February 28, 2022)
(d)(xliv)	Form of Executive Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 28, 2022)
(d)(xlv)	Form of Executive Performance Stock Unit Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on February 28, 2022)
(d)(xlvi)	Executive Performance Stock Unit Agreement, by and between the Target Hospitality Corp. and James B. Archer, dated May 24, 2022 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on May 25, 2022)
(d)(xlvii)	Form of Executive Performance Stock Unit Agreement (Executives) (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2022)
(d)(xlviii)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.41 of the Company’s Registration Statement on Form S-4, filed on November 18, 2022)
(d)(xlix)	Tender and Support Agreement, dated as of November 18, 2022, by and among the Company and the Supporting Warrant holders (incorporated by reference to Exhibit 10.42 of the Company’s Registration Statement on Form S-4, filed on November 18, 2022)
(g)	Not applicable
(h)	Not applicable
(b) Filing Fee Exhibit
Filing Fee Table.
Item 13. Information Required By Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
TARGET HOSPITALITY CORP.
By:	/s/ Heidi D. Lewis
Heidi D. Lewis
Executive Vice President, General Counsel and Corporate Secretary
Dated: November 18, 2022